Exhibit 99.2

FOR IMMEDIATE RELEASE

Newtek Business Services Names Two New Independent Directors

New York, N.Y. - August 18, 2005 - Newtek Business Services, Inc. (NASDAQ: NKBS) (www.newtekbusinessservices.com), a provider of business services and financial products to the small business market, today announced that it has added Michael Schwartz and Sal Mulia as members of its board of directors. Mr. Schwartz and Mr. Mulia’s elections result from the Board’s desire to embody the best practices in corporate governance and maintain the number of board members at seven, five of whom are classified as independent, including Jeffrey Schottenstein, David Beck, Chris Payan, and now Mr. Schwartz and Mr. Mulia.

Mr. Schwartz is a Partner at Wolf Popper LLP. He is a 1988 graduate of Brooklyn College (City University of New York) where he received a B.S. cum laude in Business Management and Finance. After graduating Brooklyn Law School in 1992, where he earned a Dean’s Merit Scholarship, he has specialized in securities and antitrust class action litigation and shareholder derivative/corporate governance litigation. In 1993, he was admitted to the bars of the State of New York and the United States District Court for the Southern District of New York, and in 1999, the United States Court of Appeals for the Third Circuit. Mr. Schwartz joined Wolf Popper LLP in 1998 and became a partner in 2003. He began his law career at Pomerantz Haudek Block & Grossman as an Associate specializing in securities and antitrust class action litigation and shareholder derivative litigation.

Sal Mulia began his career in Finance in 1980 with General Electric’s Financial Services Division, GE Capital. In various assignments he was responsible for developing new businesses as well as creating innovative loan and lease products. In the capacity of lead banker, Mr. Mulia led the acquisition and syndication of $4.0 billion of loan/lease receivables, and was instrumental in developing the business plan for GE Capital’s entry into SBA lending. Since 1993 Sal has been a principal in RTM Financial Services Inc. (“RTM”), an investment and advisory firm dedicated to helping small businesses. In an advisory role, he created Pitney Bowes SBA Lending Unit, and was responsible for loan portfolio acquisitions. RTM is a principal and equity investor in leasing/lending companies and R.E. partnerships and maintains close relationships within the banking community.

Barry Sloane, Chairman and CEO of Newtek Business Services, stated, “In meeting our goal of providing excellent corporate governance for our shareholders, it is with great pleasure that we add two superior choices to our Board of Directors. Both Mr. Schwartz and Mr. Mulia have outstanding credentials to help us in the current regulatory environment as well as with our business lines. Both directors will replace former inside director Brian Wasserman, who resigned in early June, and Steven Shenfeld, who is resigning due to time constraints as well as personal career goals and ambitions. We remain committed to continue our efforts to create a company for the benefit of all shareholders by having a board with five independent directors and two inside directors. We would like to take this opportunity to express our appreciation and commend Steven Shenfeld for his many years of quality service as a director and state that Steve’s guidance, knowledge and judgment will be sorely missed.”

Independent Director Steven Shenfeld, who has served the company for many years, will be resigning effective immediately due to external business interests, pressures and other time constraints. Steven’s resignation also follows the resignation of Brian Wasserman from our board who also resigned as the company’s Chief Financial Officer at the beginning of June.

Steven Shenfeld added, “It has been my distinct pleasure to serve as a director on Newtek's board but my current business obligations make it increasingly difficult for me to fulfill my obligations to the company. I wish the management team, my fellow directors and associates at Newtek the greatest success in all their future endeavors".

About Newtek Business Services, Inc.

Newtek Business Services, Inc. is a direct distributor to the small to medium-sized business market. According to the SBA, there are over 23 million small businesses in the United States which in total represent 99.7% of all employers, generate 60 - 80 percent of all new jobs annually and generate more than 50% of non-farm GDP. Since 1999, Newtek has helped these business owners realize their potential by providing them with the essential tools needed to manage and grow their businesses. Newtek focuses on providing its 45,000 customers with access to financial, management and technological resources that enable them to better grow and compete in today’s marketplace. Newtek’s products and services include:

•	Newtek Small Business Finance: U.S. government-guaranteed small business lending services;
•	Newtek Merchant Solutions: electronic merchant payment processing solutions;
•	Newtek Insurance Agency: commercial and personal insurance;
•	CrystalTech Web Hosting: domain registration, hosting and storage;
•	Newtek Financial Information Systems: outsourced digital bookkeeping; and
•	Newtek Tax Services: tax filing, preparation and advisory services.

The statements in this release may contain forward looking statements relating to such matters as anticipated future business strategies and financial performance, anticipated future number of customers, business prospects, legislative developments and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward looking statements. In order to comply with the terms of the safe harbor, Newtek Business Services, Inc. notes that a variety of factors could cause its actual results to differ materially from the anticipated results expressed in the Company's forward looking statements such as intensified competition and/or operating problems and their impact on revenues and profit margins or additional factors as described in Newtek Business Services’ 2004 annual report on Form 10-K.

Contacts:
Newtek Business Services
Barry Sloane
Chairman of the Board & CEO
212-356-9500
bsloane@newtekbusinessservices.com

Dave Gentry
Aurelius Consulting Group, Inc.
407-644-4256
dave@aurcg.com